

Mail Stop 6010

August 12, 2008

Mr. Bondy Tan
President and Chief Executive Officer
Lightscape Technologies, Inc.
3/F., 80 Gloucester Road
Wanchai, Hong Kong

      RE: **Lightscape Technologies, Inc.**
              Form 8-K July 25, 2008
              Filed July 31, 2008
              File No. 000-30299

Dear Mr. Tan:

      We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                       Sincerely,

                       Angela J. Crane
                       Accounting Branch Chief